                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                       The Tracker Corporation of America
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                     89234G1
                                   -----------
                                 (CUSIP Number)

                                  Barry Herman
                          SovCap Equity Partners, Ltd.
                                Cumberland House
                              #27 Cumberland Street
                                P.O. Box N-10818
                             Nassau, New Providence
                                   The Bahamas
                                 (242) 356-2486

                                 With a copy to

                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                         Attn: Michael D. Schwamm, Esq.
                                 (212) 984-7700

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 20, 2003
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No. 89234G1

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

                                             SovCap Equity Partners, Ltd.
-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
-------------------------------------------------------------------------------

3.     SEC Use Only
-------------------------------------------------------------------------------

4.     Source of Funds:                                        OO
-------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)          [   ]
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization
       Bahamas
-------------------------------------------------------------------------------

Number of            7.      Sole Voting Power         1,895,641,660
Shares Bene-                ---------------------------------------------------
ficially Owned       8.      Shared Voting Power            0
By Each                     ---------------------------------------------------
Reporting            9.      Sole Dispositive Power         0
Person With                 ---------------------------------------------------
                    10.      Shared Dispositive Power  1,895,641,660
-------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,895,641,660

-------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)        [  ]
-------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)           86.6%

-------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)                    PN

-------------------------------------------------------------------------------

CUSIP No. 89234G1

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

                                      SovCap Investment Management Group, LLC.
-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
-------------------------------------------------------------------------------

3.     SEC Use Only
-------------------------------------------------------------------------------

4.     Source of Funds:                                        OO
-------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)          [   ]
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization
       Georgia
-------------------------------------------------------------------------------
Number of            7.      Sole Voting Power              0
Shares Bene-                ---------------------------------------------------
ficially Owned       8.      Shared Voting Power            0
By Each                     ---------------------------------------------------
Reporting            9.      Sole Dispositive Power         0
Person With                 ---------------------------------------------------
                    10.      Shared Dispositive Power  1,895,641,660
-------------------------------------------------------------------------------


11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
        1,895,641,660

-------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)        [  ]
-------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)           86.6%

-------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)                    OO

-------------------------------------------------------------------------------

CUSIP No. 89234G1


CUSIP No. 89234G1

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

                                            Paul Hamm
-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
-------------------------------------------------------------------------------

3.     SEC Use Only
-------------------------------------------------------------------------------

4.     Source of Funds:                                        OO
-------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)          [   ]
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization
       United States
-------------------------------------------------------------------------------
Number of            7.      Sole Voting Power              0
Shares Bene-                ---------------------------------------------------
ficially Owned       8.      Shared Voting Power            0
By Each                     ---------------------------------------------------
Reporting            9.      Sole Dispositive Power         0
Person With                 ---------------------------------------------------
                    10.      Shared Dispositive Power  1,895,641,660
-------------------------------------------------------------------------------


11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
        1,895,641,660

-------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)        [  ]
-------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)           86.6%

-------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)                    OO

-------------------------------------------------------------------------------

CUSIP No. 89234G1

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

                                                    Peter Martin
-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
-------------------------------------------------------------------------------

3.     SEC Use Only
-------------------------------------------------------------------------------

4.     Source of Funds:                                        OO
-------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)          [   ]
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization
       United States
-------------------------------------------------------------------------------
Number of            7.      Sole Voting Power              0
Shares Bene-                ---------------------------------------------------
ficially Owned       8.      Shared Voting Power            0
By Each                     ---------------------------------------------------
Reporting            9.      Sole Dispositive Power         0
Person With                 ---------------------------------------------------
                    10.      Shared Dispositive Power  1,895,641,660
-------------------------------------------------------------------------------


11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
        1,895,641,660

-------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)        [  ]
-------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)           86.6%

-------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)                    OO

-------------------------------------------------------------------------------

This Amendment No. 1 amends, as set forth below, certain items of the Schedule 13D filed on behalf of SovCap Investment Management Group, LLC and SovCap Equity Partners, Ltd. with the Securities and Exchange Commission on July 25, 2002 (the "Statement"). This Amendment also reflects the addition of Paul Hamm and Peter Martin as filing persons as a result of their control of SovCap Investment Management Group, LLC, the investment manager for SovCap Equity Partners, Ltd. Except as amended hereby, the Statement remains in full force and effect.

ITEM 1.     SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Tracker Corporation of America, a Delaware corporation ("Tracker" or the "Company")). The address of Tracker's principal executive office is 4515 Chesswood Drive, Unit A, North York, Ontario M3J 2V6 Canada.

ITEM 2.     IDENTITY AND BACKGROUND

     (a)-(c) This Schedule 13D is being filed by SovCap Equity Partners, Ltd., a Bahamas limited partnership ("SovCap EP"), SovCap Investment Management Group, LLC, a Georgia limited liability company.("SovCap IMG") and Paul Hamm ("Hamm") and Peter Martin ("Martin"). SovCap EP is a private equity fund with a principal office and principal business address at Cumberland House, #27 Cumberland Street, P.O. Box N-10818, Nassau, New Providence, The Bahamas.
SovCap IMG is the asset management company with a principal office and principal business address at 10 Glenlake Parkway, suite 130, Atlanta, GA 30328. Hamm and Martin are the managing members of SovCap IMG, each with a principal office and principal business address at 10 Glenlake Parkway, suite 130, Atlanta, GA 30328. SovCap IMG has shared dispositive power (but not voting power) with respect to the shares of Common Stock owned by SovCap EP. Hamm and Martin, as the managing members of SovCap IMG, may be deemed to beneficially own any shares beneficially owned by SovCap IMG. Neither SovCap IMG, Hamm or Martin beneficially owns any shares of Common Stock, other than the shares of Common Stock owned by SovCap EP, over which they have shared dispositive power. Each of SovCap IMG, Hamm and Martin disclaim beneficial ownership of the shares held by SovCap EP.

     The name, residence or business address, and present principal occupation or employment of each director and executive officer of SovCap EP is as follows:


                              Residence or                                      Principal Occupation
     Name                     Business Address                                  or Employment
     ----                    ----------------                                   --------------------
     Peter D Martin          10 Glenlake Parkway, suite 130, Atlanta, GA 30328   SovCap IMG
     Barry W Herman          #27 Cumberland Street, Nassau, NP, Bahamas          LionCorp Services
     Christian Lori          7002 Chur, Martinsplatz 8, Switzerland              Attesta Treuhand -und
                                                                                 Verwaltungs AG

     The name, residence or business address, and present principal occupation or employment of each managing member and executive officer of SovCap IMG is as follows:

                              Residence or                                       Principal Occupation
     Name                     Business Address                                   or Employment
     ----                     ----------------                                   --------------------

     Peter D Martin          10 Glenlake Parkway, suite 130, Atlanta, GA 30328    SovCap IMG
     Paul Hamm              10 Glenlake Parkway, suite 130, Atlanta, GA 30328     SovCap IMG

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Barry Herman is a citizen of the United States.
     Peter Martin is a citizen of the United States.
     Paul Hamm is a citizen of the United States.
     Christian Lori is a citizen of Switzerland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On September 30, 2002, SovCap EP submitted an exercise notice with respect to the exercise of 1,794,096,872 repricing warrants by surrendering certain demands notes with a principal amount of $630,000 (plus accrued interest and redemption premium totaling $755,583). The repricing warrants required Tracker to issue, within five days of receipt of an exercise notice, certificates representing the shares of common stock issuable upon exercise thereof. The provisions of the warrants further provided that if such certificates were not issued with such five-day period, Tracker was required to pay to SovCap EP, in addition to any other rights they had, an amount equal to 1.0% of the product of
(A) the number of shares of common stock not issued to which it was entitled multiplied by (B) the closing bid price of the Tracker common stock on the fifth day after exercise, for each day that Tracker failed to issue such shares. SovCap EP. As Tracker did not have any shares available to issue, it would have been required to pay to SovCap EP, as damages, $1,617.26 per day commencing as of October 5, 2002. SovCap EP agreed to waive all such damages provided Tracker diligent pursued a proposed amendment to the Tracker Certificate of Incorporation to increase the authorized number of shares of common stock. At a special meeting of stockholders held on December 24, 2002, the stockholders of the Company approved, among other things, an amendment to the Tracker Certificate of Incorporation to increase the authorized number of shares of common stock from 200,000,000 to 2,000,000,000, which amendment was filed with the Delaware Secretary of State in January 2003. On February 20, 2003, Tracker issued to SovCap EP, a certificate for 1,350,000,000 shares of common stock. By mutual agreement of the parties, the remaining shares due to SovCap EP will be issued on a later date, in conjunction with the issuance of shares to creditors and others as part of Tracker's previously announced plan to restructure its balance sheet.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) SovCap EP is currently the beneficial owner of 1,895,641,660 shares (86.6%) of Common Stock, consisting of 1,456,600,000 shares of Common Stock owned directly by SovCap EP, 438,801,660 shares of Common Stock which it is entitled to receive as the result of previously exercised repricing warrants, and 240,000 shares of Common Stock which it has the right to acquire upon exercise of purchase warrants. The foregoing is based on 1,750,000,000 shares of Common Stock issued and outstanding on February 28, 2002 (as provided by the Company) plus the shares due SovCap EP as a result of the previously exercised repricing warrants or upon the exercise of the foregoing purchase warrants. SovCap IMG may be deemed to beneficially own the shares beneficially owned by SovCap EP as a result of its shared dispositive power with respect to the shares of Common Stock owned by SovCap EP. Hamm and Martin, as the managing members of SovCap IMG, may be deemed to beneficially own any shares beneficially owned by SovCap IMG. Neither SovCap IMG, Hamm or Martin beneficially owns any shares of Common Stock, other than the shares of Common Stock owned by SovCap EP. Each of SovCap IMG, Hamm and Martin disclaim beneficial ownership of the shares held by SovCap EP.

     (b) SovCap EP has sole voting power with respect to the shares of Common Stock. SovCap EP and SovCap IMG share dispositive power with respect to the shares of Common Stock.

     (c) Except as set forth in Item 4, neither SovCap EP, SovCap IMG, Hamm or Martin has not engage in any transactions in the Common Stock in the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1.      Rule 13D(f) Statement

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: March 13, 2003


                                        SOVCAP EQUITY PARTNERS, LTD.


                                        By: /s/ Barry W. Herman
                                           --------------------
                                           Name:  Barry W. Herman
                                           Title:  Director




                                        SOVCAP INVESTMENT MANAGEMENT
                                        GROUP, LLC.


                                        By:  /s/ Paul Hamm
                                           ---------------------------
                                           Name:  Paul Hamm
                                           Title:  Managing Member



                                          /s/ Paul Hamm
                                          ----------------------------
                                          Paul Hamm

                                          /s/ Peter Martin
                                          ---------------------------
                                          Peter Martin

                                                                       EXHIBIT 1

                       AGREEMENT TO FILE A JOINT STATEMENT

     By their signatures, the undersigned agree to file a joint Schedule 13D and understand that such statement is filed by or on behalf of each of them.




Dated: March 13, 2003                   SOVCAP EQUITY PARTNERS, LTD.


                                        By: /s/ Barry W. Herman
                                           --------------------
                                           Name:  Barry W. Herman
                                           Title:  Director


                                        SOVCAP INVESTMENT MANAGEMENT
                                        GROUP, LLC.


                                        By:  /s/ Paul Hamm
                                           ---------------------------
                                           Name:  Paul Hamm
                                           Title:  Managing Member



                                          /s/ Paul Hamm
                                          ----------------------------
                                          Paul Hamm

                                          /s/ Peter Martin
                                          ---------------------------
                                          Peter Martin

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